SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0866)

ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2004
(Hong Kong dollar is translated to United States dollar at a rate of HK$7.7723 to US$1)

Powerful 3G platform ready to meet consumer demand Profitable despite 3G roll-out costs Improved fundamentals of efficiency, network and service quality

CHAIRMAN'S STATEMENT

During 2004, SUNDAY focused its energies on preparing for the launch of its 3G services, while continuing to improve the quality and efficiency of its operations. The 3G market in Hong Kong is now gaining the desired momentum and consumers are increasingly excited by what the technology will offer. Already this is altering the competitive landscape greatly to SUNDAY's benefit. We are fully ready for 3G and will endeavour to seize the opportunities it presents.

Results

The market in Hong Kong remained highly competitive during the year, with operators offering extensive handset subsidies and discounted tariffs to attract consumers. Recognising the short-sightedness of competing aggressively on price for customers in the mass market, SUNDAY concentrated on preparing for the launch of 3G services and the consequent migration of its subscriber base to this new level of service.

Although we did not compete aggressively with other operators' extensive 2G handset subsidies, which were particularly acute in the second half of the year, our subscriber base increased by 4% over 2003 to 684,000, with growth in both the post-paid and prepaid categories. ARPU, however, declined to HK$180 per post-paid subscriber as price tariffs fell and rebates increased. As a result, mobile service revenues declined by 10% to HK$1,032 million. Further gains were made in operating efficiency, so that despite the addition of 3G start-up expenses, total operating expenses declined by 12% to HK$544 million. As a result of these efficiencies, SUNDAY recorded an 81% year-on-year increase in 2G operating profit to HK$49 million, and after HK$43 million in 3G roll-out costs, its second consecutive full year net profit, amounting to HK$6 million.

Operations

While developments in the mobile telecommunications industry have not been favourable in recent years, SUNDAY had been far-sighted in countering these conditions by putting in place the strategies and infrastructure to succeed as 3G becomes a reality.

Among these was the need for a highly efficient operation. The measures we have taken over the past three years, notably the establishment of our service centre in Shenzhen, Mainland China, continue to yield results as each year we have improved efficiency. The ratio of operating expenses to mobile services revenue for our 2G operations improved further to 49% in 2004 from 54% in 2003 and 65% in 2002.

We have always recognised the vital importance of providing high quality service. We continued to upgrade our existing 2.5G network in 2004, adding 64 more cell sites, to improve coverage. We continued our monthly surveys of service quality, using professional market research firms. The data and analysis collected were integrated into our continuing intensive programme to improve network quality and customer service, which bore fruit during 2004 as SUNDAY garnered a remarkable number of customer service awards from a variety of organisations. These included the "Best-in-Class" award from the Asia Pacific Customer Service Consortium and a total of 10 group and individual awards from Hong Kong's Call Centre Association.

In marketing, anticipating the potential of 3G technology, we moved away from the commoditised product offerings applicable to the voice market of 2G, towards more targeted and content based services. Hence our operation is organised around customer segments which centre on demographic attributes such as age, ethnicity and lifestyle as well as customer behaviour patterns. The success of this strategy was demonstrated in 2004 by a 32% increase in data services revenue which accounted for 8% of mobile service revenues, and reduced churn.

Most significantly, however, this hands-on experience with 2G and 2.5G services has given us considerable understanding of how to offer tailored services to user groups, which will be vital to attracting and retaining customers in the 3G era.

3G

The fundamentals are thus in place for launch of our 3G service, for which we have made decisions on timing, technology and service delivery that will give us a competitive advantage.

On timing, we have been right not to rush into a launch. The promise of the technology remains, but has been predictably undermined by teething problems in networks and in particular by a lack of good handsets. This situation is now improving and by the second half of 2005, much superior handsets will be available to all operators from a wide variety of manufacturers. Hence our plan to launch in the second quarter of 2005, which although after the other 3G licence holders, will coincide with the availability of handsets which will be in demand from consumers because of their improved functionality and cost.

Our decision to select Huawei Technologies Co., Ltd. (Huawei) as our technology partner has proven far-sighted. We said at the time that Huawei's technical excellence and attractive commercial terms were key factors in that decision. Since then, Huawei has exceeded expectations in respect of technical quality, vendor responsiveness and overall commercial support for SUNDAY. In November we signed expanded credit and supply terms with Huawei which is as committed as SUNDAY to providing a 3G platform and services that can be a global showcase of the technology. The extended repayment schedule, meanwhile, greatly strengthens our financial position during the start-up period.

The network is now installed and the billing and service platforms are in place. Moreover, extensive testing has demonstrated that we will be among the leaders in the quality of service that users will experience. Furthermore, with minor enhancements planned for the end of 2005, our network will be ready by the first quarter of 2006 for high speed downlink packet access (HSDPA) technology, which offers even faster speeds and opens up mobile networks to the full range of multimedia services.

The new technology offers an enormous opportunity to make life more fun through a wide variety of entertaining content, intriguing handsets and innovative services. This promise of 3G technology aligns closely with long-held perceptions of SUNDAY's brand, giving us a distinct advantage in the marketplace. But the technology must be delivered in the right way, through handsets and networks that are reliable and easy to be use, with associated customer services that deliver consistently positive consumer experiences. We have worked diligently to build the service delivery platform capable of achieving this for our 3G service to ensure it will be the stimulating, vibrant and meaningful experience the market expects. As part of this effort, we will leverage the understanding of our customers we have accumulated through our segmentation strategy.

Community Engagement

As a company that cares not just about financial results, but the people whose lives it touches, during 2004, SUNDAY continued to engage with the community by supporting charitable and sponsorship activities with a focus on youth and sports. We were also active participants in a number of environmental protection and awareness initiatives.

Outlook

The market will remain competitive in 2005 and we will also face further 3G roll-out costs, which will affect profitability in the short term.

The arrival of 3G, however, immediately improves our competitive position. Although, its timing is uncertain, market consolidation is an inevitable consequence of 3G as the excitement offered by the more sophisticated technology becomes readily accessible, leading to increasing consumer demand. As a 3G licence holder, SUNDAY will benefit from this process. Even in the absence of consolidation, the improved handsets and extensive roll-out of 3G networks are expected increasingly to drive higher value added usage, including data usage, to 3G services. SUNDAY's combination of excellent technology, ease of use and exciting content, backed by a brand that fits the market will enable us to capitalise fully on the opportunity.

We are excited about the imminent launch of our 3G service, which we are convinced will make the lives of our subscribers more fun and lead to higher revenues for SUNDAY. The network is ready for operation, with technology that is proving to be among the best in the market and the strong support of Huawei. We have an efficient operation and are recognised leaders in customer service. All of these factors will come together more powerfully as we roll out 3G during 2005.

In the longer term, growth avenues will be created as Mainland China's mobile market opens to investment from outside and as the Mainland's domestic telecommunications industry plays an increasing role in the Hong Kong and global markets. Mobile operators will also be able to capture opportunities that will arise as Internet Protocol becomes the common platform for multimedia services for fixed and wireless telecommunications.

In short, we are ready not just for 3G but for the world of opportunities beyond 3G. We firmly believe that the future belongs to SUNDAY, and that shareholders will be rewarded for sharing our belief.

Appreciation

Finally, we wish to extend our thanks to our fellow directors and all employees for their hard work and commitment to the Group. We also thank our shareholders, bankers, advisers and suppliers for their continued support of SUNDAY.

RESULTS

The Directors of the Company are pleased to announce that the audited results of the Company and its subsidiaries ("the Group") for the year ended 31st December 2004, together with the comparative figures for the previous year, are as set out below.

Condensed Consolidated Profit and Loss Account
For the year ended 31st December 2004

	Notes	2004	2004	2003
		US$'000	HK$'000	HK$'000

Mobile services		132,739	1,031,689	1,150,570
Sales of mobile phones and accessories		16,330	126,920	109,471

Turnover	2	149,069	1,158,609	1,260,041
Cost of inventories sold and services provided		(45,865)	(356,479)	(330,069)

Gross profit		103,204	802,130	929,972

Other revenues		393	3,058	4,550
Network costs		(32,905)	(255,744)	(270,070)
Depreciation		(29,418)	(228,645)	(233,293)
Rent and related costs		(4,923)	(38,264)	(46,284)
Salaries and related costs	8	(16,583)	(128,889)	(152,020)
Advertising, promotion and other selling costs		(10,632)	(82,636)	(105,976)
Other operating costs		(5,034)	(39,126)	(45,020)

Profit from operations	2, 3	4,102	31,884	81,859

Interest income		28	218	2,526
Finance costs	4	(3,384)	(26,300)	(52,787)
Share of losses from a joint venture		(33)	(258)	(4,426)

Profit for the year		713	5,544	27,172

Earnings per share (basic and diluted)	6	0.02 cents	0.2 cents	0.9 cents

EBITDA	7	33,520	260,529	315,152

Condensed Consolidated Balance Sheet
As at 31st December 2004

	Notes	2004	2004	2003
		US$'000	HK$'000	HK$'000

Non-current assets

Fixed assets		158,038	1,228,316	1,101,899
Investment in a joint venture		-	-	-
Prepayment of 3G licence fees	9	5,361	41,667	91,667
Restricted cash deposits		145	1,130	1,699

		163,544	1,271,113	1,195,265

Current assets

Inventories		1,784	13,868	11,621
Trade receivables	10	9,478	73,665	81,069
Prepayment of 3G licence fees	9	6,433	50,000	50,000
Deposits, prepayments and other receivables		14,003	108,831	82,677
Restricted cash deposits		-	-	209,643
Bank balances and cash		14,740	114,565	102,413

		46,438	360,929	537,423

Current liabilities

Trade payables	11	7,749	60,227	71,600
Other payables and accrued charges		26,484	205,841	152,791
Subscriptions received in advance		8,858	68,847	87,567
Current portion of long-term loans	12	-	-	296,368

		43,091	334,915	608,326
Net current assets/(liabilities)		3,347	26,014	(70,903)
		166,891	1,297,127	1,124,362

Financed by:

Share capital		38,470	299,000	299,000

Reserves		52,037	404,448	398,904

Shareholders' equity		90,507	703,448	697,904

Long-term liabilities

Long-term loans	12	76,263	592,740	425,000
Subscriptions received in advance		121	939	1,458

		76,384	593,679	426,458
		166,891	1,297,127	1,124,362

Notes:

1.          Basis of preparation

The accounts have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and related interpretations ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2.          Segment information

The Group is principally engaged in two business segments in Hong Kong, namely, mobile services, and sales of mobile phones and accessories.

		Sales of
	Mobile	mobile phones
	services	and accessories	Group
	2004	2004	2004
	HK$'000	HK$'000	HK$'000

Turnover	1,031,689	126,920	1,158,609

Profit/(Loss) from operations	82,081	(50,197)	31,884

Interest income			218
Finance costs			(26,300)
Share of losses from a joint venture			(258)

Profit for the year			5,544

Segment assets	1,482,478	33,870	1,516,348
Unallocated assets			115,694

Total assets			1,632,042

Segment liabilities	312,970	13,395	326,365
Unallocated liabilities			602,229

Total liabilities			928,594

Capital expenditure	353,346	2,217	355,563
Depreciation	(226,595)	(2,050)	(228,645)

Sales of
Mobile	mobile phones
services	and accessories	Group
2003	2003	2003
HK$'000	HK$'000	HK$'000

Turnover	1,150,570	109,471	1,260,041

Profit/(Loss) from operations	142,935	(61,076)	81,859

Interest income			2,526
Finance costs			(52,787)
Share of losses from a joint venture			(4,426)

Profit for the year			27,172

Segment assets	1,389,052	29,757	1,418,809
Unallocated assets			313,879

Total assets			1,732,688

Segment liabilities	291,723	20,379	312,102
Unallocated liabilities			722,682

Total liabilities			1,034,784

Capital expenditure	119,934	1,841	121,775
Depreciation	(227,186)	(6,107)	(233,293)

There are no sales or other transactions between the business segments. Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude unallocated cash. Segment liabilities comprise operating liabilities and mainly exclude unallocated long-term loans. Capital expenditure comprises additions to fixed assets.

3.          Profit from operations

Profit from operations is stated after charging and crediting the following:

	2004	2003
	HK$'000	HK$'000
Charging
Write-down of inventories to net realisable value	4,389	1,159
Cost of inventories sold	143,915	133,315
Depreciation:
Owned fixed assets	228,645	233,055
Leased fixed assets	-	238
Loss on disposal of fixed assets	338	414
Operating lease charges:
Land and buildings, including transmission sites	182,383	195,945
Leased lines	58,638	73,283
Provision for doubtful debts	25,573	30,228
Auditors' remuneration
Audit services	1,288	1,100
Audit-related services	248	251
Other permitted services	368	198

	1,904	1,549
Crediting
Net exchange gains	194	614

During the year ended 31st December 2004, the Group incurred operating expenses of HK$70,738,000 in relation to the development of its 3G business, out of which HK$29,965,000 have been capitalised as fixed assets. The remainder has been included in the Group's results before arriving at the profit from operations.

4.          Finance costs

	2004	2003
	HK$'000	HK$'000

Interest on bank loans	434	24,718
Interest on vendor loans:
Wholly repayable within five years	983	27,579
Not wholly repayable within five years	18,632	-
Interest element of finance lease payments	-	17
Other incidental borrowing costs	11,794	473

Total financing costs incurred	31,843	52,787

Amounts capitalised in fixed assets in the course of construction
Interest expenses	(932)	-
Other incidental borrowing costs	(4,611)	-

Total financing costs capitalised	(5,543)	-

	26,300	52,787

Interest expenses capitalised in fixed assets were incurred for the loans drawn down of equipment supply facility.

Other incidental borrowing costs mainly represented commitment fees incurred for unutilised facilities and finance charges incurred for acquiring the long-term loans.

5.          Taxation

No provision for Hong Kong profits tax and overseas taxation has been made as the Group had sufficient tax losses brought forward to set off against the assessable profits for the year (2003: Nil).

The taxation charge on the Group's profit for the year differs from the theoretical amount that would arise using the applicable taxation rate of 17.5% (2003: 17.5%) as follows:

	2004	2003
	HK$'000	HK$'000

Profit for the year	5,544	27,172

Taxation charge at the applicable rate of 17.5% (2003: 17.5%)	970	4,755
Add/(Deduct) tax effects of:
Income not subject to taxation	(36)	(303)
Expenses not deductible for taxation purposes	3,308	3,713
Reversal of temporary differences arising from accelerated depreciation	24,602	22,224
Utilisation of previously unrecognised tax losses	(28,844)	(30,389)

Taxation charge	-	-

6.          Earnings per share

(a)         Basic earnings per share

The calculation of basic earnings per share is based on the Group's profit for the year of HK$5,544,000 (2003: HK$27,172,000) and the 2,990,000,000 shares (2003: 2,990,000,000 shares) in issue during the year.

(b)         Diluted earnings per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the years ended 31st December 2004 and 2003 since the exercise prices for the share options were above the average fair value of the shares.

7.          EBITDA

EBITDA represents earnings of the Group before interest income, finance costs, taxation, depreciation, amortisation and share of losses from a joint venture.

8.          Salaries and related costs

Salaries and related costs for the years ended 31st December 2004 and 2003, including directors' fees and emoluments, are as follows:

	2004	2003
	HK$'000	HK$'000

Salaries, bonuses and allowances	122,367	145,348
Retirement scheme contributions	6,522	5,362
Termination benefits	-	1,310

	128,889	152,020

9.          Prepayment of 3G licence fees

	2004	2003
	HK$'000	HK$'000

At 1st January	141,667	191,667
Amount capitalised as fixed assets	(50,000)	(50,000)

At 31st December	91,667	141,667

Classified as:
Current assets	50,000	50,000
Non-current assets	41,667	91,667

	91,667	141,667

In 2001, the Group paid an amount of HK$250,000,000, equivalent to the aggregate of the first five years' annual fees for its 3G licence, to the Office of Telecommunications Authority ("OFTA"). For the remaining 10 years of the 3G licence, the fees payable shall be the higher of 5% of the turnover attributable to the provision of 3G services and the Minimum Annual Fees (as defined in the 3G licence) for each year of the 3G licence. The total Minimum Annual Fees over the remaining term of the 3G licence is HK$1,056,838,000. As at 31st December 2004, the net present value of which, at an assumed cost of capital to the Group at 9%, is HK$532,460,000.

In accordance with the 3G licence, on 22nd October each year, the Group is required to provide additional performance bond(s) during the licence period such that the total amount of such performance bond(s) and the Minimum Annual Fees prepaid is equivalent to the next five years' Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains). On 22nd October 2004, the Group provided a performance bond through drawdown of a 3G performance bond facility in an aggregate amount of the 6th, 7th and 8th years' Minimum Annual Fees.

10.        Trade receivables

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables, net of provision is as follows:

	2004	2003
	HK$'000	HK$'000

0-30 days	52,840	56,107
31-60 days	13,547	15,243
61-90 days	5,993	8,430
Over 90 days	1,285	1,289

	73,665	81,069

All trade receivables were pledged as security for the vendor loan facilities of the Group.

11.        Trade payables

The ageing analysis of the trade payables is as follows:

	2004	2003
	HK$'000	HK$'000

0-30 days	35,476	30,974
31-60 days	7,818	19,436
61-90 days	5,708	3,307
Over 90 days	11,225	17,883

	60,227	71,600

12.         Long-term loans

	2004	2003
	HK$'000	HK$'000

Bank loans (secured)	-	240,000
Vendor loans (secured)	603,148	481,368

	603,148	721,368
Less: Deferred charges	(10,408)	-

	592,740	721,368
Current portion of long-term loans	-	(296,368)

Long-term portion	592,740	425,000

At 31st December 2004 and 2003, the Group's long-term loans were repayable as follows:

	Bank loans		Vendor loans
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000

Within one year	-	240,000	-	56,368
In the second year	-	-	75,000	175,000
In the third to fifth year	-	-	239,074	250,000
After the fifth year	-	-	289,074	-

	-	240,000	603,148	481,368

Pursuant to the Heads of Agreement of Facility Agreement executed in December 2003 with Mandarin Communications Limited ("Mandarin"), the principal operating subsidiary of the Group, Huawei Tech. Investment Co., Limited ("Huawei Tech.") extended a term loan of HK$500,000,000 (the "New Loan") to Mandarin in January 2004.

On 12th January 2004, Mandarin repaid the outstanding loan principal of HK$721,368,000 and accrued interest of the bank and vendor loans using its operating cash flows and the New Loan from Huawei Tech.

On 13th May 2004, Mandarin, the Company and Huawei Tech. entered into a conditional supply contract for HK$859,000,000 (the "Supply Contract") and a conditional facility agreement for the provision of the long-term financing required (the "Facility Agreement"), subject to the satisfaction of certain conditions precedent. The Facility Agreement comprises the following facilities:

  a HK$859,000,000 equipment supply facility with a term of 7.5 years. This facility is to be drawndown against invoices issued under the Supply Contract. The loan carries a floating interest rate tied to HIBOR, and is repayable by eight semi-annual instalments commencing four years from the date of the Facility Agreement;

  a HK$500,000,000 general facility to replace the New Loan, with a term of 2.5 years from the date of the original drawdown of the New Loan. The loan carries a floating interest rate tied to HIBOR, and is repayable by five semi-annual instalments; and

  a 3G performance bond facility for the issuance of the performance bonds required by the OFTA in the years 2004 - 2010 (inclusive) under the terms of the 3G licence.

As security for the provision of the loan and credit facilities under the Facility Agreement, Huawei Tech. has been granted a security package with terms that are standard for similar project financing arrangements and which includes a charge over all the assets, revenues and shares of certain wholly-owned subsidiaries of the Company and a corporate guarantee by the Company.

Both the Supply Contract and the Facility Agreement, as well as the security arrangements, became effective on 2nd July 2004.

On 15th November 2004, Mandarin entered into the supplemental agreement to the Supply Contract ("the Supplemental Agreement") and the amendment and restatement agreement relating to the Facility Agreement (the "Amendment and Restatement Agreement") with Huawei Tech. in respect of amendments to the above Supply Contract and Facility Agreement.

The Supplemental Agreement aims to give Mandarin flexibility to purchase and install the most technologically advanced equipment available. Payment for all equipment and services provided under the Supplemental Agreement will be satisfied by drawdown of the equipment supply facility under the Facility Agreement as increased by the Amendment and Restatement Agreement.

The Amendment and Restatement Agreement provides for:

(a) the equipment supply facility under the Facility Agreement to be increased by HK$349,000,000 from HK$859,000,000 to HK$1,208,000,000;

(b) the repayment schedule for the general facility within the Facility Agreement to be amended to provide for the next payment to be extended to July 2006 and for the remaining balance to be paid by instalments until July 2011; and

(c) amendment of certain of the covenants given by Mandarin to the lenders to take account of the changes to the Facility Agreement.

Both the Supplemental Agreement and the Amendment and Restatement Agreement became effective on 23rd December 2004.

13.        Convenience translations

The condensed consolidated profit and loss account for the year ended 31st December 2004 and the condensed consolidated balance sheet as at 31st December 2004 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.7723 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent, have been or could have been converted into U.S. dollars at that or any other rate.

DIVIDENDS

No interim dividend was paid for the year (2003: Nil). The Directors do not recommend the payment of a final dividend for the year ended 31st December 2004 (2003: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Overview

The Group recorded its second consecutive profitable year in 2004. The continued profitability of the Group, despite aggressive price-based market competition and a need for extra resources for 3G rollout, clearly reflected the success of SUNDAY's core strategies to deliver efficiency and quality in all areas of operation and to segment the market for service development and delivery, in anticipation of the potential of the 3G technology. The subscriber base increased to 684,000, with strong data service revenue growth and an improvement in churn.

During the year, the Group entered into a supply contract and facility agreement with Huawei Tech. Investment Co., Limited ("Huawei Tech."), a subsidiary of China's Huawei Technologies Co., Ltd. ("Hwawei"), under which Huawei Tech. will provide a turnkey solution for the roll-out of SUNDAY's 3G network and services and the required long-term financing. As a result, the Group is well positioned to roll out its 3G services with quality network and service and at a time when more 3G mobile phones with the functionalities and affordability demanded by consumers become available.

Mobile services

The year 2004 was another year of challenges. Some competitors launched aggressive price promotions and heavy handset subsidies to secure short-term gains. The result was a general increase in voice traffic but an overall decrease in revenues due to lower ARPU.

Recognising the short-sightedness of competing aggressively on price in the current commoditised market, while maintaining its competitiveness in that market, SUNDAY continued to invest in the quality of its service delivery and its creative approach focused on market segmentation, with the view to laying a strong foundation for an advantageous starting position in the high value-added market that the 3G technology will usher in beginning in 2005.

As a result, despite difficult market conditions, SUNDAY's focus on service and network quality and the segmentation strategy enabled the Group to grow its mobile subscriber base, which increased by 4% to 684,000, and to reduce churn. The revenue from the mobile services business for 2004 declined by 10% to HK$1,032 million from HK$1,150 million in 2003 as ARPU in 2004 fell to HK$180, in line with an industry-wide decline.

Quality

The Group focused on further enhancing the customer service levels in 2004 and achieved remarkable results. The efforts made to improve the overall customer experience with SUNDAY were recognised by the industry. In 2004, SUNDAY was awarded the "Best-in-Class" award for customer service level management from Asia-Pacific Customer Management Consortium, and the customer hotline teams in Hong Kong and Shenzhen also won a total of ten group and individual awards from the Call Centre Association.

The Group continued to make customer retention a priority and the average monthly gross churn rate for 2004, calculated as a percentage of opening subscribers, improved by 22% to 3.9%, as compared with 5.0% in 2003. The churn rate has further improved since the fourth quarter of 2004, and the churn rate in December 2004 was 3.7%.

While building out the 3G network and preparing for the launch of 3G services, SUNDAY also continued to enhance its 2G/2.5G network, adding new sites to improve coverage and quality.

To ensure continuous improvement in the service and network quality, SUNDAY engaged an independent market research firm to implement more extensive "mystery shopper", "mystery call" and focus group exercises in order to gain an insight into current levels of quality and to identify areas for further improvement.

Segmentation

In anticipation of the potential of the 3G technology, SUNDAY has reorganised its operations around distinct customer segments which centre on demographic attributes such as age, ethnicity and lifestyle as well as customer behaviour patterns. There was also increased use of quality assurance techniques to improve and monitor service delivery. The customer-oriented segmentation approach has enabled us to gain insights into how better to tailor our service offerings and to deliver tailored services to different customer segments, which will be vital to attracting and retaining customers in the 3G era.

The efforts started to bear fruit in 2004. SUNDAY recorded strong growth in data service revenues, which rose by 32% as compared with 2003. The youth segment has also shown strong and continued growth in subscriber numbers and a higher than average ARPU since its launch in 2003.

Efficiency

SUNDAY has been far-sighted in implementing a number of efficiency initiatives since 2002, including the establishment of an operations centre in Shenzhen, China. Its ability to operate with a more lean and efficient structure well ahead of the industry is therefore proving to be an important competitive advantage. Total operating expenses (excluding depreciation) in 2004 was 12%, or HK$75 million, lower than that in 2003, despite the impact of initial start-up costs incurred for its 3G roll-out.

3G roll-out

The data services introduced by SUNDAY to date are an important precursor to its future 3G services, since the 3G technology is expected to move consumers further away from commoditised mass market of mobile voice communications towards ever more tailored multimedia mobile services. SUNDAY's efforts have allowed the Group to post a strong increase in data service revenues, which rose by 32% to HK$82 million in 2004, while its share of total mobile service revenues also increased to 9% by December 2004. The growth was particularly encouraging as it pointed to the more marked shift towards more data services that will occur in 2005 as the 3G technology gains mainstream adoption as more new and affordable 3G handsets become available in the market.

SUNDAY's partnership with Huawei, which is a leading telecommunications equipment manufacturer based in Shenzhen, China, provides important competitive advantages for the Group. It has strengths in areas that will be critical to success in the 3G arena, including the IP core network platform and service creation as well as an end-to-end solution. The proximity of Huawei's base in Shenzhen to Hong Kong gives SUNDAY a significant edge over its rivals in developing tailor-made services and launching them quickly.

The technical infrastructure will be ready for launch in 2005. During first half of 2004, the Group had successfully tested a pilot 3G system with solid results and is now implementing the network roll-out plan on schedule.

The Group is also working smoothly together with other best-of-class vendors to deploy a number of key operating systems, including new billing and business intelligence systems and a complete website revamp.

SUNDAY also appointed a new marketing agency during the year to advise on the 3G launch. The 3G technology offers the opportunity to make life more fun through a wide variety of entertaining content, intriguing handsets and innovative services. This promise of the technology aligns with SUNDAY's brand perception.

Therefore, SUNDAY's 3G strategy is firmly in place and management has made decisions on timing, technology partnership and marketing that will give SUNDAY a competitive advantage.

Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories increased by 17% to HK$127 million. The business made a gross loss of HK$17 million as compared with a gross loss of HK$24 million in 2003, despite an increased use of handset promotions in the market to help upgrade existing customers for ongoing retention programmes and to acquire new customers. The improvement was mainly attributable to the adoption of the future-focused strategy - offering handset subsidy promotions for products which are most likely to encourage an increase in data usage, and the introduction of premium phones, such as the Mitsubishi M900 phone, the first mobile phone with a 2 mega-pixel camera launched in Hong Kong.

FINANCIAL REVIEW

Turnover and gross profit

Total turnover for the year declined 8%, or HK$101 million, as compared with 2003 to HK$1,159 million. The decrease was mainly attributable to aggressive price promotions by operators during the year.

Gross profit in 2004 decreased by 14% to HK$802 million as compared with 2003, mainly due to lower tariff rates and lower mobile services revenue.

Revenues from mobile services and the sales of mobile phones and accessories accounted for 89% and 11%, respectively, of the total turnover in 2004.

Operating expenses (excluding depreciation)

Operating expenses (excluding depreciation) in 2004 reduced by 12% to HK$544 million and fell slightly from 54% to 53%, as a percentage of mobile services revenue, as compared with 2003. This was achieved while improving service and network quality and additional operating costs resulting from the 3G network roll-out. The continued decrease in operating expenses over the past few years has been a direct result of the various efficiency improvement initiatives implemented since 2002 and continued tight cost control.

Significant savings were made in all cost components. In particular, both the salary and related costs and other operating costs decreased by 15% and 13%, respectively, in 2004 despite an increase in headcount and the 3G roll-out. This largely reflects the efficiency gains resulted from the set-up of an operations centre in Shenzhen in 2002, which has also provided better service quality.

The results for the 2G operations for the year ended 31st December 2004 are set out as follows:

	Year ended 31st December
		2004		2003
	Group	3G business	2G business	Group
	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)

Operating expenses
(excluding depreciation)	544	41	503	619

EBITDA	261	(41)	302	315

Net profit/(loss)	6	(43)	49	27

Operating expenses for 2G operations in 2004 amounted to HK$503 million, a 19% decrease as compared with 2003. As a percentage of mobile service revenue, the operating expenses for 2G operations fell from 54% in 2003 to 49% in 2004.

EBITDA

EBITDA for the year amounted to HK$261 million, a decrease of 17% as compared with 2003. The decrease was mainly attributable to a decrease in service revenue resulting from intense market competition and 3G related operating costs.

EBITDA represents earnings before interest income, finance costs, taxation, depreciation, amortisation and share of loss from a joint venture.

Profit for the year

Finance cost for 2004 amounted to HK$26 million, HK$26 million less than 2003. The decrease was mainly due to lower average debt level and lower average borrowing rates in 2004 as compared with 2003.

The Group recorded a net profit of HK$6 million as compared with a net profit of HK$27 million in 2003. The decrease in net profit was mainly attributable to the decrease in service revenues and the 3G related operating costs.

CAPITAL EXPENDITURE

Capital expenditure for 2004 amounted to HK$356 million, which was mainly incurred for the roll-out of the 3G network. The capital expenditure also included capitalised 3G licence fees and 3G operating expenses of HK$50 million and HK$30 million, respectively.

The Group's 2G/2.5G mobile network is substantially complete. Capital expenditure incurred for 2G/2.5G network in 2004 was mainly for the ongoing enhancements in the service quality and coverage of the mobile network.

Capital expenditure in 2005 is expected to increase further as the Group's 3G network will be substantially completed in 2005. It is expected that total capital expenditure for the construction of the 3G network over a three-year period up to 2006 will amount to HK$1.2 billion.

LIQUIDITY AND FINANCIAL RESOURCES

Cash flow from operations

Net cash inflow from operating activities of the Group in 2004 amounted to HK$185 million, a decrease of HK$57 million over 2003. The decrease in cash inflow from operating activities primarily resulted from lower service revenues.

Financing

In 2004, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities and the long-term loan facilities provided by Huawei Tech.

In January 2004, Mandarin Communications Limited ("Mandarin"), the Company's main operating subsidiary, repaid the outstanding principal of HK$721 million and accrued interest of the bank and vendor loans.

In May 2004, Mandarin and the Company entered into a supply contract and a facility agreement with Huawei Tech. in respect of the supply of the 3G network and the provision of the long-term financing in relation thereto. In November 2004, a supplemental agreement to the supply contract and an amendment and restatement agreement relating to the facility agreement were signed to give Mandarin flexibility to purchase and install the most technologically advanced equipment available. The amendment and restatement agreement relating to the facility agreement comprises the following loan and credit facilities:

  an equipment supply facility of HK$1,208 million;
  a general facility of HK$500 million; and
  a 3G performance bond facility.

In 2004, HK$178 million was drawn from the equipment supply facility to pay for invoices issued under the supply contract, of which HK$105 million was non-cash drawdown. The facility has a term of 7.5 years and the outstanding loans are repayable by eight semi-annual instalments commencing four years after the date of the facility agreement.

The general facility of HK$500 million had been fully drawn, of which HK$75 million was repaid during the year. As at 31st December 2004, the outstanding balance was HK$425 million. The next repayment amounts to HK$75 million, which will be made in July 2006, and the remaining balance will be repaid by instalments until July 2011.

The 3G performance bond facility is for the issuance of the performance bonds required by the Office of Telecommunications Authority ("OFTA") in the years 2004 - 2010 (inclusive) under the term of the 3G licence. In October 2004, a performance bond of HK$211 million was issued to OFTA under this facility.

As security for the provision of the above loan and credit facilities under the facility agreement, Huawei Tech. was granted a security package with terms that are standard for similar project financing arrangements which includes a charge over all the assets, revenues and shares of certain wholly-owned subsidiaries of the Company and a corporate guarantee by the Company. Huawei Tech. also benefits from representations, financial covenants and general covenants customary to transactions of this nature.

As at 31st December 2004, the Group had total long-term loans (before deferred charges) of HK$603 million, and cash reserves of HK$116 million. Net debt (total bank and vendor loans less cash reserves) amounted to HK$487 million, and the net debt-to-equity ratio was 69% as at 31st December 2004. The long-term loans outstanding as at 31st December 2004 will mature in the following periods:

HK$'000

Within one year	-
In the second year	75,000
In the third to fifth year	239,074
After the fifth year	289,074

603,148

FOREIGN EXCHANGE EXPOSURE

Substantially all revenues, expenses, assets and liabilities are denominated in Hong Kong dollars.

International roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights ("SDR"). As at 31st December 2004, the net SDR-denominated payables were insignificant. The Group has not experienced significant foreign exchange movements and does not anticipate foreign exchange losses as long as the Hong Kong SAR Government's policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will continue monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

KEY RISKS

The business performance of the Group is subject to market competition and regulatory changes. Some forward looking statements made in this announcement with respect to SUNDAY's corporate plans or strategies are made based on management's assumptions and beliefs in the light of the information currently available to it.

The key risks include, without limitation, the following:

  Increased competition may reduce market share or revenues.
  Delays in the roll-out of the 3G network and limited choice and availability of 3G handsets may hinder the deployment of new technologies.
  Expected benefits from investments in the networks, licences and new technologies may not be realised.
  Regulatory decisions and changes could adversely affect the Group's business.
  ARPU may not be increased by the introduction of new services.

EMPLOYEES AND SHARE OPTION SCHEME

The Group had a total of 773 employees as at 31st December 2004, of which 502 were in Hong Kong and 271 were in Shenzhen. Total salaries and related costs incurred in 2004 amounted to HK$129 million as compared with HK$152 million in 2003. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include Mandatory Provident Fund schemes, subsidised medical care and subsidies for external educational and training programmes.

The Group has adopted a new share option scheme and terminated the share option scheme adopted in 2000 (the ''Old Scheme'') on 22nd May 2002. Upon the termination of the Old Scheme, no further options will be offered thereunder but the provisions of the Old Scheme will remain in full force and effect in respect of the existing options granted. Details of the share option schemes and the share options outstanding are disclosed in the Annual Report. 21

CORPORATE GOVERNANCE

The accounts for the year have been reviewed by the Audit Committee of the Board. The committee comprises three independent Non-executive Directors. One of these Directors, Mr. John William Crawford, has appropriate professional qualifications and experience in financial matters.

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), which was in force prior to 1st January 2005, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the Company's Articles of Association.

In March 2004, the Company has revised its Securities Dealing Code to align with the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") of the Stock Exchange. The Company confirmed that the Directors have complied with the required standard set out in the Model Code and the Securities Dealing Code.

Further details on the subject of corporate governance of the Company are set out in the Annual Report.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations of the Company implied by such forward-looking statements.

By Order of the Board
Raymond Wai Man Mak
Company Secretary

Hong Kong, 30th March 2005

As at the date of this announcement, the Board comprises:

Executive Directors	Non-executive Directors
Mr. Richard John Siemens (Co-Chairman)	Mr. Kenneth Michael Katz
Mr. Edward Wai Sun Cheng (Co-Chairman)	Mr. Hongqing Zheng
Mr. William Bruce Hicks (Group Managing Director)
Mr. Kuldeep Saran	Independent Non-executive Directors
Mr. Andrew Chun Keung Leung	Mr. John William Crawford
Mr. Henry Michael Pearson Miles
Mr. Robert John Richard Owen

http://www.sunday.com (please click Investor Relations)
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http://www.quamnet.com

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force prior to 31st March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1st July 2004 under the transitional arrangements, will be published on the Stock Exchange's website in due course.